

Yayoi Kusama (b. 1929)

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Masterworks agreed to privately acquire the Painting which has remained in the same private hands since it was first created in 2018. Paul Allen's "Infinity Nets (T.W.A)", sold for $4.1 million - setting the auction record for post-2000, white nets.

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Initial Offering Price

$3,330,000

Offering Circular

sec.gov

Price Appreciation of Similar Works

21.6%



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Artist Market Sharpe Ratio

(1998-2021)

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Yayoi Kusama
1.37
All Art
0.53
S&P 500
0.45
Speculative Returns
High Risk-Adjusted Returns

15% Progress

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WHY WE LIKE THIS PAINTING

- Japanese artist Yayoi Kusama's successful career spans over 6 decades, and she is currently among the top 3 most expensive living women artists.
- According to ArtTactic's 2022 annual auction review report, Kusama achieved total turnover in excess of $68 million (inclusive of Buyer's Premium), placing her fifth among the top ten Post-War artists to sell at auction for the year.
- Recently, Louis Vuitton unveiled "Creating Infinity: The Worlds of Louis Vuitton and Yayoi Kusama," their latest collaboration with Yayoi Kusama on display at flagship stores around the world.
- The Painting is a quintessential, large-scale example from Yayoi Kusama's iconic "Infinity Nets" series.
- There is significant demand for later examples from the "Infinity Nets" series, and many have appreciated significantly since the 2000s. For example, *Infinity Nets (QPOW)* (2006), sold for $1,203,825 in October 2022, which represents an annual appreciation rate of 17.7% from its prior sale in September 2019, when it sold for $735,000.
- Paul Allen's white *Infinity Nets (T.W.A)* (2000), which is larger than the Painting, recently sold for $4,140,000 as part of the "Visionary: The Paul G. Allen Collection Part II" auction sale held at Christies on November 9, 2022, setting a new auction record for a post-2000, white infinity net.
- As of February 20, 2023 white "Infinity Nets" executed since the year 2000 and similar in scale to the Painting have recently achieved prices in excess of $2.6 million at auction, including: *Infinity Nets (OXTERAL)* (2008), which sold for $3,285,611 in November 2022, *Infinity-Nets (KYKEY)* (2017), which sold for $3,036,088 in March 2022, and *Infinity nets (T Owe)* (2006), which sold for $2,659,410 at in May 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$178,196,157

2021 Number of Lots Sold
778

YAYOI

KUSAMA

b. 1929, JAPAN

Acrylic on canvas | 64 × 51 in. (163 × 130 cm.)

Yayoi Kusama is one of the most prolific artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations.



$3,330,000

INITIAL OFFERING

21.6%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a quintessential, large-scale example from Yayoi Kusama's iconic "Infinity Nets" series. Kusama began to paint repetitive and meditative white nets soon after she moved to New York in 1958. Their compositions have no central focus point, and instead consist of intricate, looping brushstrokes that represent the concept of infinity. The nets vary in color and size: the smallest are under a foot tall, while the largest examples exceed nine feet in height. Though "Net" paintings from the 1950s and 1960s garner some of the artist's highest auction prices, there is also significant demand for later examples from the series, and many have appreciated significantly since the 2000s. For example, *Infinity Nets (QPOW)* (2006), a white net smaller than the Painting, sold for HKD 9,450,000 ($1,203,825) at Sotheby's, Hong Kong, on October 7, 2022, which represents an annual appreciation rate of 17.7% from its prior sale in September 2019, when it sold for $735,000 at Christie's, New York. Additionally, Paul Allen's white *Infinity Nets (T.W.A)*, which is larger than the Painting, recently sold for $4,140,000 as part of the "Visionary: The Paul G. Allen Collection Part II" auction sale held at Christies on November 9, 2022, setting a new auction record for a post-2000, white infinity net. As of February 20, 2023 white "Infinity Nets" executed since the year 2000, which are similar in scale to the Painting, have recently achieved prices in excess of $2.6 million at auction, including: *Infinity Nets (OXTERAL)* (2008), which sold for HKD 25,650,000 ($3,285,611) at Christie's, Hong Kong, on November 30, 2022, *Infinity-Nets (KYKEY)* (2017), which sold for £2,273,500 ($3,036,088) at Sotheby's, London on March 2, 2022, and *Infinity nets (T Owe)* (2006), which sold for HKD 20,650,000 ($2,659,410) at Christie's, Hong Kong, on May 24, 2021. The Painting's palette, format, and execution make it a commercial and desirable work by Yayoi Kusama.

The artist's works are included in numerous public collections, such as the Museum of Modern Art in New York, the Broad Museum in Los Angeles, the Hirshhorn Museum and Sculpture Garden in Washington, D.C., the Tate Modern in London, as well as the artist's eponymous museum in Tokyo, among many more. Recent retrospectives of Kusama's work have been mounted by several global institutions, including a 2017 to 2019 traveling exhibition titled "Yayoi Kusama: Infinity Mirrors," which started at the Hirshhorn Museum in Washington D.C. The Hirshhorn organized a second, follow-up exhibition titled "One with Eternity: Yayoi Kusama in the Hirshhorn Collection," which opened in April 2022, and ran through the end of November 2022. A retrospective of over 200 works organized by the Tel Aviv Museum of Art, which was Kusama's first major show in Israel, ran from November 2021 through April 2022. The artist's body of work is premised on repetition, and her recognizable motifs include the "Infinity Nets," "Pumpkins," and immersive installations, such as the "Infinity Mirror Rooms," which patrons have been known to wait hours to experience. Kusama has also collaborated with several luxury brands, including Veuve Clicquot and an ongoing collaboration with French fashion house Louis Vuitton, which have further contributed to her broader recognition and success.

AS OF FEBRUARY 20, 2023, KUSAMA'S TOP AUCTION RECORDS ARE LED BY THE AFOREMENTIONED *UNTITLED (NETS)* (1959), WHICH SOLD ON MAY 18, 2022 FOR $10,496,000 AT PHILLIPS, NEW YORK, *PUMPKIN (LPASG)* (2013), WHICH SOLD ON DECEMBER 1, 2021 AT CHRISTIE'S, HONG KONG FOR HKD 62,540,000 ($8,026,633), AND *INTERMINABLE NET #4* (1959), WHICH SOLD ON APRIL 1, 2019 FOR HKD 62,433,000 ($7,953,215) AT SOTHEBY'S, HONG KONG.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Yayoi Kusama (b. 1929, Matsumoto, Japan) is a global cultural icon, admired for her installations and longtime exploration of minimalist abstractions, which began in the late 1950s. Kusama has worked actively across various media, including performance, painting, sculpture, and immersive installations. She was born in Matsumoto, Japan in 1929 and began to create art at an early age, as a way to engage with her mental illness. After she arrived in New York in 1957, the artist focused on abstraction, and developed her now infamous "Infinity Nets" series, which garnered early recognition. Kusama exhibited frequently alongside Minimalist and Pop artists, including Donald Judd, Andy Warhol, and Dan Flavin. Notably, she was included in the "1961 'Whitney Annual'" at the Whitney Museum of American Art in New York. Though Kusama exhibited her "Narcissus Garden" (1966) with the support of Lucio Fontana, alongside the 33rd Venice Biennale in 1966, it was not until 1993, that she officially returned to represent Japan at the 45th edition of the show. As of February 20, 2023, Kusama continues to maintain her studio practice, and is represented by several major galleries, including David Zwirner Gallery and Victoria Miro Gallery.





YAYOI KUSAMA



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Yayoi Kusama with the following criteria: large-format white “Infinity Nets” on canvas executed 2000 to present that measure between 30 inches by 30 inches to 90 inches by 90 inches. Where we were unable to determine the auction house Buyer’s Premium, due to incomplete data, a default of 10% Premium was added to the hammer price. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 21.6% CAGR implied from selected sales occurring from May 11, 2006 to November 30, 2022.

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